Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS (LOSS) PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(In millions of dollars, except per-share amounts)

	For Three Months Ended
	March 31, 2003	March 31, 2002
Net income (loss)	$117	$(38)

Diluted earnings (loss) per common and dilutive potential common share:
Weighted average common shares outstanding (in thousands)	1,729,909	1,734,415
Weighted average dilutive potential common shares:
Stock option and compensation plans	23,503	—

Weighted average common and dilutive potential common shares	1,753,412	1,734,415

Diluted earnings (loss) per common share	$0.07	$(0.02)

Basic earnings (loss) per common share:
Weighted average common shares outstanding (in thousands)	1,729,909	1,734,415

Basic earnings (loss) per common share	$0.07	$(0.02)